Exhibit 99.2

Copernic Inc.

NOTICE OF SPECIAL
SHAREHOLDERS’ MEETING

To be held on September 11, 2009

MANAGEMENT INFORMATION CIRCULAR

COPERNIC INC.
360 Franquet Street, Suite 60
Quebec, Quebec G1P 4N3

August 10, 2009

Dear Shareholder:

On behalf of the board of directors (the “Board of Directors”) and the management of Copernic Inc. (the “Company”), it is my pleasure to invite you to attend a special meeting of shareholders (the “Meeting”), scheduled to be held on September 11, 2009 at 10:00 am (EDT) at the offices of Fasken Martineau DuMoulin LLP, in boardroom number 5, at 800 Place Victoria, 37th Floor, Montreal, Quebec, Canada, H4Z 1E9. Enclosed you will find the notice of Meeting, management information circular (the “Circular”), a form of proxy for the Meeting and a letter of transmittal.

At the Meeting, you will be asked to vote on a special resolution approving an amendment to the articles of the Company to consolidate all issued and outstanding common shares on the basis of one (1) post-consolidation common share for every two (2) to ten (10) pre-consolidation common shares, the consolidation factor will be determined by the Chief Executive Officer and the Chief Financial Officer acting together, both of whom were empowered to do to by the Board of Directors (the “Consolidation” and the special resolution, the “Consolidation Resolution”).

The Consolidation was approved unanimously by the Board of Directors of the Company based on their determination that the Consolidation is necessary in order to maintain the listing of the Company’s common shares on the Nasdaq Capital Market.

As a result, the Board of Directors has authorized the submission of the Consolidation Resolution to you and recommends that you vote in favour of the Consolidation. The Board of Directors has submitted the Consolidation Resolution and their recommendation to all shareholders of the Company, so that they can approve the Consolidation Resolution at the Meeting.

The Consolidation Resolution must be approved by at least 66⅔% of the votes cast by shareholders present in person or represented by proxy and entitled to vote at the Meeting, voting together as a single class.

The enclosed Circular and the appendix attached to it describe the Consolidation in more detail and include certain other information to assist you in considering the Consolidation. We urge you to read all of this documentation carefully and in consultation with your broker, dealer, bank manager, lawyer, accountant or other professional advisor. In addition, you may also obtain more information about the Company on SEDAR at www.sedar.com, or on the United States Securities and Exchange Commission (“SEC”) website at www.sec.gov.

Your vote is important regardless of how many common shares you own.  We hope that you will be able to attend the Meeting. To ensure that your vote is recorded, please return the enclosed proxy, properly completed and signed, no later than the last business day preceding the day of the Meeting, or any adjournment(s) or postponement(s) thereof, or with the Chair of the Meeting prior to its exercise on the day of the Meeting or any adjournment(s) or postponement(s) thereof.

If and when the Consolidation becomes effective, as announced by the Company by way of press release, those of you who are registered shareholders shall be asked to complete, sign and return the enclosed letter of transmittal to ensure delivery and issuance of the post-consolidation shares, provided the Consolidation is approved.

If you hold shares through a broker, investment dealer, bank, trust company or other intermediary, you should follow the instructions provided by your intermediary to ensure that your vote is counted at the Meeting and you should arrange for your intermediary to complete the necessary transmittal documents to ensure the prompt issuance of the post-consolidation shares, provided the Consolidation is approved.

We hope to see you at the Meeting.

Yours very truly,

s/s David Goldman
David Goldman
Chairman of the Board

COPERNIC INC.
360 Franquet Street, Suite 60
Quebec, Quebec G1P 4N3

NOTICE OF SPECIAL MEETING
OF SHAREHOLDERS

NOTICE is hereby given that a special meeting of shareholders (the “Meeting”) of Copernic Inc. (the “Company”) will be held at the offices of Fasken Martineau DuMoulin LLP, in boardroom number 5, at 800 Place Victoria, 37th Floor, Montreal, Quebec, Canada, H4Z 1E9, on September 11, 2009, at 10:00 am (EDT) for the following purposes:

1.
to adopt, with or without variation, a consolidation resolution approving an amendment to the Company’s articles of incorporation to consolidate all of the issued and outstanding common shares on the basis of one (1) post-consolidation share for every two (2) to ten (10) pre-consolidation shares, the full text of which is set forth in the Schedule A of the attached management information circular (the “Circular”); and

2.
to transact such further and other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

Particulars of the matters referred to in this notice are set out in the attached Circular.

As required by the Business Corporations Act (Ontario), a form of proxy is enclosed. If you are unable to be present personally at the Meeting, you are requested to complete, sign and return the enclosed form of proxy.

DATED at Québec, Québec this 10th day of August, 2009.

BY ORDER OF THE BOARD

s/s David Goldman
David Goldman
Chairman of the Board

These materials require your immediate attention. Should you not understand any of the contents of this document, please consult your professional advisors.

COPERNIC INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES
Date:  August 10, 2009

This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies on behalf of the management of Copernic Inc. (hereinafter referred to as the “Company” or “Copernic”) to be used at the special meeting of the shareholders of the Company (each respectively the “Meeting” and the “Shareholders”) to be held at the offices of Fasken Martineau DuMoulin LLP, in boardroom number 5, at 800 Place Victoria, 37th Floor, Montreal, Quebec, Canada, H4Z 1E9, on September 11, 2009, at 10:00 am (EDT) and at any adjournment(s) or postponement(s) thereof for the purposes set forth in the notice of Meeting (the “Notice of Meeting”) which accompanies this Circular. It is expected that such solicitation will be made primarily by mail. Proxies may also be solicited by the directors or officers of the Company at a nominal cost. The cost of solicitation by or on behalf of the Company will be borne by the Company. Except as otherwise indicated, all information set forth in the Circular dates as of August 10, 2009. Unless otherwise specifically noted, all amounts expressed in this Circular are in U.S. dollars.

FORWARD-LOOKING INFORMATION

Information contained in this Circular includes forward-looking statements, which can be identified by the use of forward-looking terminology such as “believes,” “expects,” “may,” “desires,” “will,” “should,” “projects,” “estimates,” “contemplates,” “anticipates,” “intends,” or any negative such as “does not believe” or other variations thereof or comparable terminology. No assurance can be given that potential future results or circumstances described in the forward-looking statements will be achieved or occur.

Such information may also include cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties that could cause actual results to vary materially from the projections and other expectations described in such forward-looking statements.  Prospective investors, customers, vendors and all other persons are cautioned that forward-looking statements are not assurances, forecasts or guarantees of future performance due to related risks and uncertainties, and that actual results may differ materially from those projected.

Specific factors which could cause results or events to differ from current expectations include, and are not limited to those described in the section entitled “Risks Related to the Consolidation” in this Circular. Namely, (i) that there is no guarantee that after the Consolidation the price for the Company’s common shares will be between two (2) to ten (10) times the market price for common shares immediately prior to the Consolidation (depending on the selected Consolidation Factor (as defined below)); (ii) that there can be no assurance that the Consolidation Factor chosen by Copernic will allow the Company to attain the Minimum Bid Requirement for Continued Listing (as defined below); and (iii) that any increase in the market price of the common shares resulting from the Consolidation will be sustainable for any amount of time, or for the amount of time required to satisfy the Minimum Bid Requirement for Continued Listing.

General factors which could cause results or events to differ from current expectations include, among other things: the severity and duration of the adjustments in different business segments; the effectiveness of Copernic’s restructuring activities, including the validity of the assumptions underlying Copernic’s restructuring efforts; fluctuations in operating results; the impact of general economic, industry and market conditions; the ability to recruit and retain qualified employees; fluctuations in cash flow;

increased levels of outstanding debt; expectations regarding market demand for particular products and services and the dependence on new product/service development; the ability to make acquisitions and/or integrate the operations and technologies of acquired businesses in an effective manner; the impact of rapid technological and market change; the impact of price and product competition; the uncertainties in the market for Internet-based products and services; stock market volatility; the trading volume of Copernic’s stock; the possible delisting of Copernic’s stock since the Company may not satisfy the requirements for continued listing on the Nasdaq Capital Market, even following the Consolidation, and the adverse resolution of litigation.

For additional information with respect to these and certain other factors that may affect actual results, see the reports and other information filed or furnished by the Company with the SEC and/or the Ontario Securities Commission (“OSC”) respectively accessible on the Internet at www.sec.gov and www.sedar.com, or the Company’s Web site at www.copernic-inc.com. All information contained in this Circular is qualified in its entirety by the foregoing and reference to the other information the Company files with the OSC and SEC. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CAUTIONARY STATEMENTS

No person has been authorized to give any information or to make representations in connection with the Consolidation (as defined below) or any other matter herein other than those contained in this Circular and, if given or made, any such information or representation should not be relied upon in making a decision as to how to vote on the Consolidation Resolution (as defined below) or be considered to have been authorized by the Company.

This Circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.

NOTICE TO SECURITYHOLDERS IN THE UNITED STATES

The Company is a corporation existing under the laws of Canada, and specifically those of the province of Ontario. The solicitation of proxies and the transactions contemplated herein involve securities of a Canadian issuer and are being effected in accordance with Canadian corporate and securities laws. Shareholders should be aware that requirements under such Canadian laws may differ from requirements under United States corporate and securities laws relating to United States corporations. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation and therefore this solicitation is not being effected in accordance with such rules. Enforcement by investors of civil remedies under the United States securities laws may be affected adversely by the fact that the Company exists under the laws of a jurisdiction other than the United States, that their respective officers and directors are residents of countries other than the United States, and that all or a substantial portion of their respective assets are located outside the United States.

APPOINTMENT AND REVOCATION OF PROXIES

A form of proxy is enclosed and, if it is not your intention to be present in person at the Meeting, please complete and return the proxy in the envelope provided. The proxy must be executed by the Shareholder or the duly authorized attorney-in-fact of such Shareholder, duly authorized in writing. Proxies to be used at the Meeting must be deposited with the Company’s agent, Equity Transfer & Trust Company, at 200 University Avenue, Suite 400, Toronto, Ontario, M5H 4H1 no later than the last business day preceding the day of the Meeting, or any adjournment(s) or postponement(s) thereof, or with the chair of the Meeting prior to its exercise on the day of the Meeting or any adjournment(s) or postponement(s) thereof.

Appointment of Proxies

The persons designated in the enclosed form of proxy are directors or senior officers of the Company. Each Shareholder has the right to appoint a person (who need not be a Shareholder) to attend for him or her and act on his or her behalf at the Meeting or any adjournment(s) or postponement(s) thereof instead of the person specified in the enclosed form of proxy. Such right may be exercised by striking out the names of the specified persons and inserting the name of the Shareholder’s nominee in the space provided or by completing another appropriate form of proxy and, in either case, delivering the proxy to the chair of the Meeting prior to the holding of the Meeting. The common shares represented by the proxy will be voted in accordance with the instructions of the Shareholder on any ballot that may be called for. If the Shareholder specifies a choice with respect to any matter to be acted upon, the common shares will be voted accordingly. In the event that a Shareholder does not provide voting instructions in their proxy, the proxy will be voted FOR the Consolidation Resolution (as defined below).

Non-Registered Shareholders

Only registered Shareholders, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. Most Shareholders are “non-registered” Shareholders because the shares they own are not registered in their names, but instead are registered in the name of the brokerage firm, bank or trust company through which they purchased their shares. More particularly, a person is not a registered Shareholder in respect of common shares which are held on behalf of that person (the “Non-Registered Shareholder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Circular, the form of proxy and a letter of transmittal (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

a)
be given (typically by a facsimile, stamped signature) a form of proxy which has already been signed by the Intermediary, which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to the Company as provided above; or

b)
more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its designated service company, will constitute voting instructions, (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regularly printed proxy form accompanied by a page of instructions which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Shareholders to direct the voting of those shares which they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Shareholder should strike out the names of the designated proxy holders and insert the Non-Registered Shareholder’s name in the blank space provided.

In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.  Non-Registered Shareholders should contact their Intermediaries promptly if they need assistance.

Revocation of a Proxy

A Shareholder executing the enclosed proxy may revoke it at any time before it has been exercised. A Shareholder may revoke a proxy by depositing an instrument in writing to that effect with the Company’s Transfer Agent, Equity Transfer & Trust Company, at 200 University Avenue, Suite 400, Toronto, Ontario, M5H 4H1, at any time up to and including the last business day preceding the day of the Meeting at which the proxy is to be used, or any adjournment(s) or postponement(s) thereof, or with the Chair of the Meeting prior to its exercise on the day of the Meeting or any adjournment(s) or postponement(s) thereof. Only registered Shareholders have the right to revoke a proxy.

LETTER OF TRANSMITTAL

Along with this Circular, the Company has sent letters of transmittal to Shareholders for use in transmitting their share certificates to the Company’s Transfer Agent in exchange for new certificates representing the number of post-consolidation common shares to which such shareholder is entitled as a result of the Consolidation.

Please do not send the letter of transmittal or share certificates to the Transfer Agent until the Consolidation is in effect, as announced by the Company by way of press release.

No delivery of a certificate evidencing a post-consolidation common share to a Shareholder shall be made until the Shareholder has surrendered their current issued certificates.  Until surrendered, each certificate formerly representing pre-consolidation common shares shall be deemed for all purposes to represent the number of post-consolidation common shares to which the Shareholder is entitled as a result of the Consolidation.

The letter of transmittal contains procedural information relating to the Consolidation and should be reviewed carefully. Non-Registered Shareholders should follow the instructions received from the Intermediary that holds the common shares on their behalf in order to submit their common shares.

MANNER OF VOTING AND EXERCISE OF DISCRETION BY PROXIES

Unless otherwise specified, proxies in the accompanying form will be voted FOR the adoption of, with or without variation, a special resolution, the full text of which is set forth in the Schedule A attached to the Circular, (the “Consolidation Resolution”) to approve an amendment to the Company’s articles of incorporation in order to consolidate all of the issued and outstanding common shares on the basis of one (1) post-consolidation share for every two (2) to ten (10) pre-consolidation shares (the “Consolidation”), the consolidation factor will be determined by the Chief Executive Officer and the Chief Financial Officer (the “Consolidation Factor”) as delegated by the board of directors of the Company (the “Board of Directors”), at any time prior to the next meeting of Shareholders.

The form of proxy confers discretionary authority to the chosen proxy with respect to any amendment to or variation of those matters identified in the Notice of Meeting and other matters, which may arise at the Meeting. At the time of printing this Circular, the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if other matters, which are not known to the Company, should properly come before the Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the person or persons voting the proxy.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company who has held that position in the last financial year and/or associate or affiliate of any above-mentioned director or executive officer has any either direct or indirect material interest by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as disclosed herein.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

Voting Shares

As of August 10, 2009, the Company had 14,637,531 common shares issued and outstanding. Each common share entitles the holder thereof to cast one vote at the Meeting.

Restricted Shares

There are no outstanding restricted securities that are either indirectly or directly convertible into or exercisable or exchangeable for restricted securities.

Record Date

The Company has fixed the close of business on August 12, 2009 as the record date for the purpose of determining those Shareholders entitled to receive the Notice of Meeting. All Shareholders of record as of the close of business August 12, 2009 will be entitled to vote at the Meeting except to the extent that any such Shareholder has transferred any of her or his common shares after the record date. In such case, a transferee of those common shares may produce properly endorsed share certificates, or otherwise establish that he or she owns the common shares and provided that he or she has demanded no later than ten (10) days before the Meeting that the Company recognize the transferee as the person entitled to vote the transferred common shares, such transferee will be entitled to vote his or her common shares at the Meeting.  If and when the Consolidation is effective, such a transferee will have to complete a letter of transmittal with respect to those common shares they own.

Beneficial Ownership

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than ten percent (10%) of the voting rights attaching to any class of voting securities of the Company.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

During the last completed fiscal year, no director, executive officer, senior officer of the Company or any of their associates has been indebted to the Company or any of its subsidiaries, nor have any of these individuals been indebted to another entity for which indebtedness is the subject of a guarantee, support in agreement, letter of credit or any other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There is no informed person, or any associate or affiliate of such informed person, with either a direct or indirect material interest in any transaction or proposed transaction (since the beginning of the Company’s last completed financial year) which has, or could have, materially affected the Company.

MANAGEMENT CONTRACTS

There are no management functions of the Company or its subsidiaries which are to any substantial degree performed other than by the directors or executive officers of the Company.

MATTERS REQUIRING SHAREHOLDER APPROVAL

Approval of the Consolidation Resolution

At the Meeting, the Shareholders will be asked to consider the adoption of, with or without variation, the Consolidation Resolution (the text of which is attached hereto as Schedule A) approving the Consolidation.

Reasons for the Consolidation

On March 18, 2009, the Company received notice from Nasdaq granting it an extension to comply with the minimum bid requirement for continued listing (the “Minimum Bid Requirement for Continued Listing”).  This extension was provided by Nasdaq as part of their proposed rule change to extend the temporary suspension of the continued listing requirements related to bid price and market value of publicly held shares for listing on the Nasdaq Capital Market (the “Temporary Suspension”) until July 19, 2009. This meant that the Company had to comply with the Minimum Bid Requirement for Continued Listing by September 18, 2009.  On July 13, 2009, the Temporary Suspension was extended by the Nasdaq until July 30, 2009, meaning that the Company has until September 30, 2009 to comply with the Minimum Bid Requirement for Continued Listing. In this same letter to the Company, Nasdaq indicated that, based on its discussions with the SEC, it does not expect any further extensions of the Temporary Suspension.

In order to satisfy the Minimum Bid Requirement for Continued Listing, the Company’s common shares must trade at the Minimum Bid Requirement for Continued Listing for at least ten (10) consecutive trading days. While there is a risk that the Consolidation may not have the desired effect of increasing the common share value, the Company sees this as the best way to proceed.

Following completion of the Consolidation, the resulting number of issued and outstanding common shares will depend on the ratio selected by the Company. The following table sets out the appropriate number of common shares that would be outstanding as a result of a choice of one of the following Consolidation Factors:

Proposed Consolidation Factor(1)	Approximate number of outstanding Common Shares (Post-Consolidation)(2)

1 for 10	1,463,753.1
1 for 9	1,626,392.3
1 for 8	1,829,691.3
1 for 7	2,091,075.8
1 for 6	2,439,588.5
1 for 5	2,927,506.2
1 for 4	3,659,382.7
1 for 3	4,879,177.0
1 for 2	7,318,765.5

(1) The Consolidation Factors above are for information purposes only.
(2) Based on the number of outstanding common shares as of August 10, 2009.

The goal of the proposed Consolidation would be to decrease the number of common shares outstanding and to increase the net book value per common share from the value listed as of the effective date of the Consolidation to over $1.00 per common share (for example, if the Consolidation took place on August 10, 2009, the goal of the Consolidation would be to increase the net book value per common share from $0.24 per common share to over $1.00 per common share) in order to avoid delisting from the Nasdaq Capital Market.

The Board of Directors believes that the approval of a range of Consolidation Factors (rather than a single Consolidation Factor) provides the Board of Directors with maximum flexibility to achieve the desired result of the Consolidation.  If the Consolidation Resolution is approved and if the Board of Directors decides to implement the Consolidation, it will set the timing for such Consolidation and the specific Consolidation Factor within the range set forth in the Consolidation Resolution.  The selection of the Consolidation Factor will be based primarily on the market price level of the Company’s common shares and expected stability of that market price level.

The Consolidation Resolution authorizes the Board of Directors not to proceed with the Consolidation at any time if it determines, in its sole discretion.  The Board of Directors would exercise this right if it determined that the Consolidation was no longer in the best interest of the Company and its Shareholders. If the Board of Directors decides to abandon the Consolidation, the Company shall issue a press release announcing this decision and no further action by or prior notice to the Shareholders will be required on the part of the Board of Directors.

Recommendation of the Board of Directors

The Board of Directors has determined that the proposed amendment to the articles of the Company, and the Consolidation is in the best interests of the Company and the Shareholders. The Board of Directors recommends that Shareholders vote FOR the adoption of the Consolidation Resolution. In order to pass the Consolidation Resolution, at least two-thirds (2/3) of the votes cast by Shareholders, present in person or by proxy, must be voted in favour of the Consolidation Resolution. Unless such authorization is withheld, the persons named in the enclosed form of proxy intend to vote at the Meeting FOR the approval of the Consolidation Resolution.

Effect of the Consolidation Resolution

If the Consolidation Resolution is approved

If the Consolidation Resolution is duly passed at the Meeting, as mentioned above, the Chief Executive Officer and the Chief Financial Officer shall determine the Consolidation Factor.

Once the Consolidation Factor is determined, management intends to file the articles of amendment (the “Articles of Amendment”) pursuant to the Business Corporations Act (Ontario), upon which time the Consolidation will come into effect.

It must be noted that, the Consolidation Resolution permits the Board of Directors to revoke the Consolidation Resolution in whole or in part without further approval by the Shareholders at any time prior to filing the Articles of Amendment, if in their discretion, it is deemed desirable to do so.

Upon filing of the Articles of Amendment, the Consolidation shall take effect, and the common shares will be consolidated into new common shares as set out above. In accordance with the rules of the Nasdaq Capital Market, a new CUSIP number will be assigned and replacement share certificates will be issued.

Following the Consolidation, the Company shall issue a press release announcing that the Consolidation will be carried out.  In this case, in order to obtain a new share certificate evidencing the common shares after the Consolidation, Shareholders shall tender the certificates evidencing their common shares. To this end, the Shareholders will complete the letter of transmittal which contains instructions with respect to the surrender of the share certificates and return both the letter of transmittal and common share certificates to the Transfer Agent.  Then the Transfer Agent shall issue the new share certificates to all of those Shareholders who have submitted their letters of transmittal.

Fractional Shares

No fractional shares will be issued as a result of the Consolidation. Where the Consolidation would result in a holder of common shares being entitled to receive a fractional share, the fractional common share resulting from the Consolidation shall be rounded up to the next whole number.  In all other respects, the post-consolidated common shares will have the same attributes as the pre-consolidation common shares.

If the Consolidation Resolution is not approved

In the event that the Consolidation Resolution does not receive the requisite approval, the articles will remain unchanged and then in all likelihood, the Company will not maintain its listing or re-list on any other exchange, or secondary markets, which could severely restrict trading activity in the common shares.

Risks Related to the Consolidation

Shareholders should note that, despite the anticipated increase in the market value of the Company’s common shares following the Consolidation, the future effect of the Consolidation on the market price of the Company’s common shares cannot be accurately predicted.

In particular, there is no guarantee that after the Consolidation the price for the Company’s common shares will range between two (2) and ten (10) times the market price for common shares immediately prior to the Consolidation. This is particularly the case since there are numerous factors and contingencies which could affect such market price, including the status of the market for the common shares at the time, the Company’s reported results of operations in future periods and the general economic, political, stock market and industry conditions.

There can be no assurance that the Consolidation Factor chosen will, on its own, achieve the desired results, namely, the achievement of the Minimum Bid Requirement for Continued Listing.  Furthermore, there can be no assurance that any increase in the market price of the common shares resulting from the Consolidation will be sustainable for any amount of time, or even the amount of time required to satisfy the Minimum Bid Requirement for Continued Listing.

ADDITIONAL INFORMATION

Additional information relating to the Company may be obtained on SEDAR at www.sedar.com or on the SEC website at www.sec.gov.  Shareholders may contact the Company at 366, Franquet Street, Suite 60, Quebec, Quebec, G1P 4N3, attention Chief Financial Officer, to request copies of the Company’s financial statements and MD&A. Financial information is provided in the Company’s comparative financial statements and MD&A for the year ended December 31, 2008.

BOARD APPROVAL

The contents and the sending of this Circular have been approved by the Board of Directors of the Company.

  BY ORDER OF THE BOARD

  s/s David Goldman
Quebec, Quebec                                                                             DAVID GOLDMAN
August 10, 2009                                                                             Chairman of the Board

SCHEDULE A

Special Resolution of Shareholders

Articles of Amendment – Share Consolidation

BE IT RESOLVED THAT:

1.
The articles of the Company be amended to consolidate all of the issued and outstanding common shares of the Company on the basis of one (1) post-consolidation share for every two (2) to ten (10) pre-consolidation shares at the discretion of the Board of Directors at any time prior to the next meeting of the shareholders.

2.
Where the consolidation would otherwise result in a holder of common shares being entitled to receive a fractional share, no such fractional common share shall be issued; instead any fractional common share resulting from the consolidation shall be rounded up to the next whole number.

3.	The Company be and is hereby authorised and directed to file the articles of amendment pursuant to Business Corporations Act (Ontario) (the “Act”) in order to give effect to this special resolution.

4.
Upon the articles of amendment becoming effective, the Company’s transfer agent shall issue replacement certificates to the holders of common shares upon presentation and surrender for cancellation to its transfer agent of a certificate evidencing shares of the Company.

5.
Notwithstanding the foregoing, the Board of Directors be and are hereby authorised to revoke this resolution without any further approval of the shareholders at any time prior to the filing of the articles of amendment under the Act giving effect hereto.

6.
Any officer or director of the Company is hereby authorised, for and on behalf of the Company, to execute and deliver such documents, including without limitation, the articles of amendment in the form prescribed by the Act, and instruments and to take such other actions as such officer or director may determine to be necessary or advisable to implement this resolution and the matters authorised hereby, such determination to be conclusively evidenced by the execution and delivery of such documents or instruments and the taking of any such actions.